evotec

#RESEARCHNEVERSTOPS

NEWS RELEASE, 20 JUNE 2023

# *EVOTEC SE ANNUAL GENERAL MEETING 2023 APPROVES ALL PROPOSED AGENDA ITEMS*

- *ALL AGENDA ITEMS ADOPTED WITH THE REQUIRED MAJORITY*
- *REPORT OF FIRST HALF-YEAR 2023 RESULTS ON 29 AUGUST 2023*

**Hamburg, Germany, 20 June 2023:**
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that its shareholders approved all proposals the Company's Management put to vote at the Company's virtual Annual General Meeting 2023 with the required majority.

Under the topic "Ahead of the curve – leading in our four focus areas", Chief Executive Officer Dr Werner Lanthaler and Chief Financial Officer Laetitia Rouxel presented to the Company's shareholders an update and outlook of Evotec's strategic, scientific, and technological developments, as well as the Company's business performance and commitment to a sustainable growth strategy.

All actions of the Management Board and the Supervisory Board for the fiscal year 2022 as well as all other agenda items were approved by the Annual General Meeting 2023 with the required majority. Likewise, the presented Remuneration Report 2022 of Evotec SE received the majority approval of the shareholders.

The Annual General Meeting 2023 also agreed to amend the Company's Articles of Association to enable virtual general meetings and other amendments in connection with virtual and hybrid general meetings and confirmed the appointment of BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg, as auditors for the fiscal year 2023.

In total, 67.80% of the registered share capital was represented at the virtual Annual General Meeting 2023.

Furthermore, the Management Board announced that the Company will report its financial results for the first half-year of 2023 – including an analysis of Q1 2023 developments – on 29 August 2023.

***For further information, please contact the Investor Relations Team:***
*Volker Braun, SVP Head of Global Investor Relations & ESG, volker.braun@evotec.eu, www.evotec.com*

More information on the Company's Annual General Meeting including the voting results on all agenda items can be found on the Company's website at https://www.evotec.com/en/invest/annual-general-meeting.

*ABOUT EVOTEC SE*
*Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,900 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.*

*FORWARD-LOOKING STATEMENTS*
*This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.*